FundX Investment Trust
101 Montgomery Street, Suite 2400
San Francisco, CA 94104-3008

September 27, 2022

VIA EDGAR TRANSMISSION

Mr. Chad Eskildsen
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:     FundX Investment Trust (the “Trust”)
SEC File Number: 333-267121

Dear Mr. Eskildsen:

This correspondence is being filed in response to your September 6, 2022 comment provided to Scott Resnick and Rachel Spearo of U.S. Bank Global Fund Services, the Trust’s administrator, with respect to the Form N-14 filed by the Trust on August 26, 2022, as amended on September 26, 2022, in which you requested confirmation that the fees presented in the Fees and Expenses table on Page 1 of the Information Statement provided as of September 30, 2021 are still current, per Item 3 of Form N-14. In response to the Staff’s comment, the Trust responds by confirming supplementally that the fees presented in the fee table are still current.

If you have any additional questions or require further information, please contact Scott Resnick at (626) 914-7372.

Sincerely,

/s/ Jeff Smith

Jeff Smith
President, FundX Investment Trust

cc: Steven G. Cravath, Practus, LLP